MAYVILLE ENGINEERING COMPANY, INC.

135 South 84th Street, Suite 300

Milwaukee, Wisconsin 53214

(414) 381-2860

May 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:Mayville Engineering Company, Inc.

Registration Statement on Form S-3 (Registration No. 333-277747)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Mayville Engineering Company, Inc., hereby requests that the above-referenced Registration Statement be declared effective at 10:00 a.m., Eastern Time, on May 20, 2024, or as soon as practicable thereafter. For purposes of Rule 461, there is no underwriter at this time.

Very truly yours,

MAYVILLE ENGINEERING COMPANY, INC.

By:	/s/ Todd M. Butz

Todd M. Butz

Chief Financial Officer